Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES SECOND QUARTER RESULTS

•	2005 SECOND QUARTER DILUTED EPS OF $0.28 COMPARED TO $0.94 ACHIEVED LAST YEAR

•	2005 SECOND QUARTER ADJUSTED EPS OF $0.98 COMPARED TO $0.92 ACHIEVED LAST YEAR

•	PARADISE ISLAND ACHIEVES RECORD SECOND QUARTER EBITDA

PARADISE ISLAND, The Bahamas, August 9, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the second quarter of 2005. The Company reported net income in the quarter of $10.5 million compared to net income of $30.1 million in the same period last year, resulting in diluted net income per share of $0.28 compared to diluted net income per share of $0.94 in the same period last year.

Adjusted net income in the quarter was $37.0 million compared to $29.7 million in the same period last year. Adjusted net income per share in the quarter was $0.98 compared to $0.92 in the same period last year. Adjusted earnings per share primarily excludes $25.0 million, or approximately $0.67 per share, attributable to an impairment charge against the Company’s subordinated notes receivable from the entity that owns the One&Only Maldives at Reethi Rah Island.

Adjusted net income also excludes $1.4 million of pre-opening expenses, most of which is associated with the opening of Marina Village at Atlantis (“Marina Village”). Adjusted net income includes a $4.8 million, or $0.13 per share, provision that the Company has taken to reflect a new claim from a supplier with respect to a period covering the last five years.

Butch Kerzner, Chief Executive Officer of the Company, commented, “I am pleased to report that EBITDA in the quarter was $56.0 million, a 10% increase over the same period last year. This increase was largely attributable to Atlantis, Paradise Island and our One&Only operations. Collectively, the Paradise Island properties achieved record second quarter EBITDA of $51.2 million in the quarter. One&Only Resorts achieved EBITDA of $4.4 million in the quarter compared to $1.6 million during the same period last year, with the increase driven largely by the outstanding performance of the One&Only Palmilla.”

Mr. Kerzner further commented, “We recently introduced two additions to Atlantis, Marina Village, a 75,000 square foot restaurant, retail and entertainment zone surrounding our marina, and the next phase of Harborside at Atlantis, our timeshare product. Marina Village has been extremely well received by our customers, adding an exciting new venue to Paradise Island. I am pleased that in our effort to continue to look toward further development of Paradise Island, we acquired for $23 million the Hurricane Hole Marina, which is in close proximity to Marina Village and includes frontage on the Nassau Harbour. We expect to upgrade this marina significantly and bring it into our product offering, as during many times of the year, we face capacity constraints at our marina. The acquisition also gives us a further seven acres of land for new development. We are confident that with all we are doing at Atlantis, our undeveloped land will continue to appreciate in value and will provide us with many years of future development potential.”

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $145.0 million and $53.2 million, respectively, as compared to $140.7 million and $49.6 million in the same period last year. These results represent 3% and 7% increases in net revenue and EBITDA, respectively. As noted above, the Atlantis, Paradise Island results include a provision of $4.8 million, or $0.13 per share, related to a new claim from a supplier with respect to a period covering the last five years. The Company is currently negotiating this claim with the supplier.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $256 as compared to $243, representing a 5% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 87% and a $294 average daily room rate (“ADR”), which compares to an average occupancy of 89% and an ADR of $273 in the same period last year. Atlantis benefited from strong booking patterns and leisure travel demand, resulting in an 8% increase in ADR. The improved room pricing environment on Paradise Island yielded an increase in profitability, as the EBITDA margin for the properties (including the One&Only Ocean Club and excluding the aforementioned $4.8 million provision) increased to 38.2% from 35.5% in the same period last year. Despite the timing of Easter, which fell in the first quarter of 2005, and a major group booking that did not repeat in 2005, occupancy decreased by only 2% in the quarter.

At the Atlantis Casino, slot win for the second quarter increased by 33% over the same period last year, as the property benefited from improved levels of play owing to the positive reception of the new slot games and the ticket-in-ticket-out system, both of which were introduced last year. In the quarter, table win decreased by 11% over the same period last year due primarily to a decrease in rated play and a lower table hold.

Howard Karawan, President of the Company’s Destination Resorts segment, commented, “These second quarter results demonstrate the combined effect on profitability that strong leisure demand, constrained room supply and an increase in flight options to the destination have on our business. Hotel and casino margins were up over the same period last year, which reflects the improved pricing dynamic for the business and continued operating improvements.”

Two significant milestones with respect to the Company’s Phase III expansion were recently achieved. In July, the Company completed construction of Marina Village, which includes five new restaurants and retail space around the Atlantis Marina. This achievement was followed in August by the completion of the second phase of timeshare development at Harborside at Atlantis. Both of these projects were completed on time and on budget. At Marina Village, all restaurants but one are currently in operation and the remaining location will open in mid-September. The second phase of Harborside at Atlantis, a joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., includes 116 two- and three-bedroom units that increase the number of keys at the development to 392. Sales trends for this second phase have remained strong, as the development is now 27% sold. The joint venture recorded net timeshare sales of $22.5 million during the quarter. Mr. Karawan commented, “Our timeshare development has been performing extremely well. Average sales price per key is up approximately 40% over the first phase of Harborside. Based on current trends, we expect to start the preliminary designs for the next phase of timeshare development by the end of this year.”

Planning for Atlantis Phase III was recently finalized and the Company’s budget has increased to $730 million (exclusive of the Harborside at Atlantis timeshare projects, the condo-hotel, a proposed golf course on nearby Athol Island and Ocean Club Residences & Marina). Construction is now underway and most aspects of the project, including the 600-room all-suite hotel, are anticipated to open in April 2007.

The Company has recently commenced development of the Ocean Club Residences & Marina project, an 88-unit joint venture condominium project at Ocean Club Estates. The project cost of approximately $130 million is being financed primarily from pre-sales of units. The Company has executed purchase contracts and deposits for 34 of the 44 units currently available for sale. Based on the strong demand for these residences, the Company expects to commence sales of an additional 22 units during the third quarter.

The Company also commenced pre-sales of the condo-hotel units in the second quarter. This development, in which the Company is joint venturing with Turnberry Associates, will include approximately 500 units at a total development cost of approximately $250 million. Mr. Karawan commented, “Although we have not yet begun a comprehensive marketing effort, we have already received deposits on approximately 20% of the units, representing almost $90 million in sales. This is very encouraging, and if we secure sufficient pre-sales, we expect to commence construction of this development in the next few months. The condo-hotel would add yet another product offering to Atlantis.”

Atlantis, The Palm, Dubai

The Company and its partner, Istithmar PJSC (“Istithmar”), closed in July a syndicated $700 million, twelve-year term loan facility, which will support the joint venture’s construction of Atlantis, The Palm, an approximately 2,000-room destination resort to be located on The Palm, Jumeirah in Dubai. The financing received strong support from the financial community, attracting both local and international banks. The remainder of the estimated $1.2 billion project will be financed through equity commitments from the Company and Istithmar.

The Company’s equity commitment to this project is $125 million, representing a 25% equity interest. As part of the transaction, the Company has entered into a long-term management agreement with the joint venture that entitles the Company to receive a base management fee based on the gross revenues generated by Atlantis, The Palm and an incentive management fee based on operating income, as defined. The Company has also entered into a development agreement with the joint venture that entitles the Company to receive $20 million and reimbursement of certain expenses over the development period.

Construction of Atlantis, The Palm is expected to commence by the fourth quarter of this year, with completion scheduled for late 2008. This project is subject to all requisite governmental consents and construction of supporting infrastructure by the developer of The Palm, Jumeirah.

The joint venture partners are currently considering the development of an approximately 900-unit condominium project. The profits from such venture would be used to redeem a portion of Istithmar’s investment in Atlantis, The Palm, resulting in an increase in the Company’s stake in Atlantis, The Palm from 25% up to a maximum of 50%.

Morocco

In the quarter, the Company entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion and related development and long-term management agreements for the development and operation of a destination resort casino. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300 million, although a more definitive amount will not be available until further detailed design work has been completed.

The parties anticipate working together over the next several months to arrange debt and equity financing to fund the project. As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, the Company expects that there will be material amendments of the project agreements, and the Company does not intend to proceed with the development of this project unless such amendments are obtained. Construction is now anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008.

No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Gaming

Connecticut

In the quarter, results for the Company’s Gaming segment were primarily derived from Mohegan Sun, which reported second quarter slot revenue of $220.3 million, up 6% over the same period last year. Slot win per unit per day was $390 for the quarter, a 6% increase over the same period last year. For the quarter, Mohegan Sun’s share of the Connecticut slots market was 51%.

Under a relinquishment agreement between Trading Cove Associates (“TCA”) and the Mohegan Tribe, TCA, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded relinquishment and other fees from TCA of $9.7 million in the quarter as compared to $9.0 million in the same period last year.

BLB Investors, L.L.C.

The Company owns a 37.5% interest in BLB Investors, L.L.C. (“BLB”), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C. On July 18, 2005, BLB completed its approximately $464 million acquisition of Wembley plc’s (“Wembley”) U.S. operations, which include the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. Lincoln Park generates approximately 85% of the U.S. operations’ revenue.

BLB exchanged its 22% interest, acquired in 2004 and valued at $116 million, in Wembley as partial consideration for the acquisition. The balance of the acquisition price was financed on a non-recourse basis by a consortium of banks that underwrote a $495 million senior secured credit facility, which includes a $125 million revolving credit facility that will be used primarily to finance a proposed redevelopment of Lincoln Park.

BLB will operate Lincoln Park under a master video lottery contract with the state of Rhode Island that was recently authorized by legislation passed by the Rhode Island General Assembly. Lincoln Park currently has 3,002 video lottery terminals (“VLTs”). Under its contract, BLB will be entitled to increase the number of VLTs to 4,752. The contract provides for up to a 15-year term during which Lincoln Park will be entitled to 28.85% of the net terminal income on the existing 3,002 VLTs and 26% on the additional 1,750 VLTs.

BLB is planning to commence the redevelopment of Lincoln Park as promptly as possible, following receipt of all local governmental approvals to which the redevelopment is subject. BLB expects the redevelopment to be completed in 2007 at a cost of $125 million.

In the quarter, the Company recorded a $5.3 million decrease to its investment in BLB and a corresponding decrease to shareholders’ equity. This unrealized loss primarily reflects the change in fair value of the Company’s share of Wembley’s stock held by BLB and is classified as other comprehensive loss, a separate component of shareholders’ equity.

The Company accounts for the results of operations from BLB under the equity method.

One&Only Resorts

In its luxury resort segment, the Company’s One&Only Resorts operations reported net revenue of $36.1 million and EBITDA of $4.4 million in the quarter compared to net revenue of $26.5 million and EBITDA of $1.6 million in the same period last year. On a combined basis for the seven branded resorts, One&Only Resorts produced RevPAR of $307 in the quarter, a 9% increase over the same period last year. On the same basis, One&Only Resorts achieved second quarter average occupancy and ADR of 75% and $411, respectively. The primary reason for the significant increase in EBITDA during the quarter was the strong performance of the One&Only Palmilla.

The One&Only Ocean Club achieved record second quarter RevPAR of $811, a 28% increase over the same period last year, mainly driven by the continued success of the property’s three luxury villas and strong demand for the property. The resort achieved second quarter average occupancy and record ADR of 86% and $942, respectively, compared to average occupancy and ADR of 81% and $782, respectively, in the same period last year. EBITDA at the property was $4.2 million during the quarter, an increase of 45% over the same period last year.

The One&Only Palmilla had a very good second quarter, with RevPAR of $523, a 70% increase over the prior year period. The resort achieved second quarter average occupancy and ADR of 87% and $604, respectively, compared to average occupancy and ADR of 60% and $508, respectively, in the same period last year. EBITDA during the quarter was $5.2 million compared to $1.0 million last year. Although the third quarter is traditionally a low occupancy period for this market, demand for the resort has continued to be robust, and the business is performing well ahead of the Company’s expectations.

The One&Only Maldives at Reethi Rah Island, the Company’s newest One&Only-managed property in the Maldives, opened on May 1, 2005. This new 130-key all-villa resort, located on a private island in the Indian Ocean, compliments the Company's other managed resort in the region, the One&Only Maldives at Kanuhura Island. The development of this property resulted in the reclamation of a substantial portion of the island, increasing its size from approximately 20 acres to over 100 acres. Along with the 130 villas, the resort features 40 swimming pools, 37 of which are private villa pools with carved lava stone aqua beds overlooking the sea, a world-class spa, an orchid farm and several fine dining options. Unfortunately, due to the effects of the tsunami in December 2004, construction was delayed and the property opened during the low season. Consequently, results of operations are expected to remain soft until the high season begins in October.

Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity that owns and operates the One&Only Maldives at Reethi Rah Island, the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." The Company has agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in consolidation of Reethi Rah's financial statements in the consolidated financial statements of the Company.

Reethi Rah incurred net losses totaling $8.2 million for the period from May 1, 2005 to June 30, 2005. Of this amount, $5.0 million exhausted the owners’ equity capital (as estimated by the Company as of May 1, 2005) and is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations for the three months ended June 30, 2005. The balance of $3.2 million is reflected as a reduction to the Company's consolidated net income for this period. In the near term, the Company anticipates that Reethi Rah will incur additional net losses. In the absence of any increase to the owners’ equity capital in future periods, such losses will be reflected in the Company's results of operations. If Reethi Rah realizes net income in the future, the Company will be credited to the extent of the losses previously absorbed by the Company on behalf of Reethi Rah as required under FIN 46R.

In connection with the consolidation of Reethi Rah, the Company recently obtained an appraisal of the resort by a third party valuation firm that led the Company to conclude that its subordinated notes receivable from Reethi Rah were impaired by approximately $25 million, which has been written off in the quarter.

In June 2005, the One&Only Maldives at Kanuhura Island closed for an extensive, four-month renovation, which will include the redevelopment of the resort’s 18 water villas and two grand water villas and enhancements to its existing beach villas, bars, restaurants, public areas and spa. The resort is expected to re-open in mid-October 2005.

Liquidity

At the end of the quarter, the Company held $378.6 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $243.0 million in cash and cash equivalents, $119.4 million in short-term investments and $16.2 million in restricted cash. Restricted cash includes $12.5 million of deposits related to the Ocean Club Residences & Marina condominium project. Total interest-bearing debt at the end of the quarter was $819.9 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, as well as $110 million of financing related to the One&Only Palmilla and approximately $78.9 million of debt associated with Reethi Rah. The non-affiliated debt associated with the One&Only Palmilla and Reethi Rah is consolidated under FIN 46R and there is recourse to the Company only to the extent of $29 million with regard to the Reethi Rah debt.

At the end of the quarter, the Company’s Revolving Credit Facility was undrawn. The Company currently has approximately $500 million in availability under this facility. In determining the credit statistics used to measure compliance with the Company’s financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla are excluded.

In the quarter, the Company incurred $31.3 million in capital expenditures, related primarily to Paradise Island. Total capital expenditures included capitalized interest of $2.6 million. In the third quarter of 2005, the Company expects to spend between $95 million and $100 million on Paradise Island capital expenditures and the acquisition of the Hurricane Hole Marina assets and related real estate (“Hurricane Hole”). In August, the Company completed the approximately $23 million acquisition of Hurricane Hole.

In the quarter, the Company advanced $28.0 million in the form of mezzanine financing related to Reethi Rah, resulting in total advances, net of repayments, as of June 30, 2005 of $97.5 million. This total does not reflect the previously discussed $25.0 million impairment charge. The Company expects to fund approximately $7 million of additional subordinated debt financing related to operating loans in 2005.

In the quarter, the Company invested $16.4 million in Atlantis, The Palm. The Company has already funded approximately $7 million in the third quarter of 2005 and does not currently anticipate any further investments this year as the project begins to use its recently-arranged credit facilities.

As of June 30, 2005, shareholders’ equity was $1,178.2 million and the Company had approximately 36.3 million Ordinary Shares outstanding.

Conference Call Announcement

The Company will hold a conference call at 9:00 a.m. EST today to discuss these second quarter results. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 12:00 p.m. EST, ending at midnight on August 16, 2005. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following PIN Number: 8402981.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. The Company recently commenced development of a major expansion that includes a 600-room all-suite luxury hotel and a significant enhancement of Atlantis water-based attractions. Certain parts of this expansion have already opened, including Marina Village at Atlantis, with the remaining elements expected to open by early 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 2,000-room, water-themed resort expected to open in 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to U.S. GAAP Net Income, Summary Segment Data - Net Revenue, Summary Segment Data - EBITDA, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004 (1)	2005	2004
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$170,082	$157,961	$358,786	$327,148
Less: promotional allowances	(5,392)	(5,468)	(13,162)	(12,879)
Net casino and resort revenues	164,690	152,493	345,624	314,269
Tour operations	13,267	11,235	26,260	24,072
Management, development and other fees	3,270	3,658	9,456	9,073
Other	1,055	934	2,680	2,019
	182,282	168,320	384,020	349,433
Costs and expenses:
Casino and resort expenses	86,399	78,474	171,134	157,535
Tour operations	11,100	8,961	22,169	19,902
Selling, general and administrative	32,531	30,312	64,699	61,954
Corporate expenses	11,257	10,458	20,847	19,215
Depreciation and amortization	17,492	14,631	33,176	29,587
Pre-opening expenses	1,256	396	1,748	3,258
UK gaming write-off	-	-	10,529	-
Impairment of notes receivable	25,043	-	25,043	-
	185,078	143,232	349,345	291,451

Income (loss) from operations	(2,796)	25,088	34,675	57,982

Relinquishment fees - equity in earnings of TCA	9,688	9,045	18,366	17,767

Other income (expense):
Interest income	2,568	779	4,789	1,390
Interest expense, net of capitalization	(10,777)	(8,929)	(21,159)	(17,093)
Equity in earnings of associated companies	5,120	2,466	9,285	7,166
Other, net	6	509	12	427
Other expense, net	(3,083)	(5,175)	(7,073)	(8,110)

Income before provision for income taxes and
minority and noncontrolling interests	3,809	28,958	45,968	67,639
Benefit (provision) for income taxes	1,814	(295)	110	(481)
Minority and noncontrolling interests	4,878	1,479	2,373	3,802

Net income	$10,501	$30,142	$48,451	$70,960

Diluted earnings per share	$0.28	$0.94	$1.29	$2.21

Weighted average number of shares outstanding - diluted	37,537	32,232	37,583	32,130

(1) Certain amounts have been reclassified to conform to the current period's presentation.

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income
(In thousands of U.S. dollars except per share data)
(Unaudited)

	For the Three Months				For the Six Months
	Ended June 30,				Ended June 30,
	2005		2004		2005		2004
	$	EPS	$	EPS	$	EPS	$	EPS

Adjusted net income (1)	$36,952	$0.98	$29,728	$0.92	$85,923	$2.29	$70,201	$2.18
Pre-opening expenses (2)	(1,408)	(0.03)	(396)	(0.01)	(1,900)	(0.05)	(1,827)	(0.06)
UK gaming write-off (3)	-	-	-	-	(10,529)	(0.28)	-	-
Impairment of notes receivable (4)	(25,043)	(0.67)	-	-	(25,043)	(0.67)	-	-
BLB equity loss and related
expenses (5)	-	-	(1,458)	(0.04)	-	-	(1,458)	(0.04)
Share of income from
remediation at Harborside (6)	-	-	2,268	0.07	-	-	4,044	0.13
Net income	$10,501	$0.28	$30,142	$0.94	$48,451	$1.29	$70,960	$2.21

(1)
Adjusted net income is defined as net income before pre-opening expenses, UK gaming write-off, impairment of notes receivable, BLB equity loss and related expenses and share of income from remediation at Harborside.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2)
Pre-opening expenses for the quarter ended June 30, 2005 include costs incurred relating to Marina Village at Atlantis, costs incurred relating to the Phase III expansion at Atlantis, Paradise Island and costs incurred relating to Atlantis, The Palm, which are included within equity in earnings of associated companies in the accompanying Condensed Consolidated Statements of Operations. Pre-opening expenses for the quarter ended June 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses incurred during the six months ended June 30, 2004 also include the Company’s 50% share of pre-opening expenses related to the One&Only Palmilla’s grand reopening event in February 2004.

(3)
UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of the Company’s proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated.

(4)
For the three months ended June 30, 2005, the Company recorded an impairment of its subordinated notes receivable due from Reethi Rah Resort Pvt Ltd (“Reethi Rah”), the entity which owns the One&Only Maldives at Reethi Rah Island, after obtaining a third party valuation firm’s appraisal of the resort in connection with the consolidation of Reethi Rah under FIN 46R.

(5)
For the three months ended June 30, 2004, the Company recorded $1.5 million in equity loss and related expenses associated with its 37.5% investment in BLB. These losses are related to the Company’s share of transaction costs incurred in connection with BLB’s intended acquisition of Wembley in 2004. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the three months ended June 30, 2004.  The foreign currency exchange losses are included within corporate expenses in the accompanying Condensed Consolidated Statements of Operations.

(6)
The Company recorded income for its share of remediation related to Harborside at Atlantis (“Harborside”), the Company’s 50%-owned timeshare property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies in the accompanying Condensed Consolidated Statements of Operations.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004

EBITDA (1)	$55,955	$50,816	$132,974	$113,174
Depreciation and amortization	(17,492)	(14,631)	(33,176)	(29,587)
Pre-opening expenses	(1,408)	(396)	(1,900)	(3,258)
UK gaming write-off	-	-	(10,529)	-
Impairment of notes receivable	(25,043)	-	(25,043)	-
Other expense, net	(3,083)	(5,175)	(7,073)	(8,110)
Equity in earnings of associated companies	(5,120)	(2,466)	(9,285)	(7,166)
BLB equity loss and related expenses	-	(1,458)	-	(1,458)
Share of income from remediation at Harborside	-	2,268	-	4,044
Benefit (provision) for income taxes	1,814	(295)	110	(481)
Minority and noncontrolling interests	4,878	1,479	2,373	3,802
Net income	$10,501	$30,142	$48,451	$70,960

(1)
EBITDA is defined as net income before depreciation and amortization, pre-opening expenses, UK gaming write-off, impairment of notes receivable, other expense, net (excluding equity earnings before BLB equity loss and related expenses, share of income from remediation at Harborside, the Company’s share of Atlantis, The Palm and the One&Only Palmilla pre-opening expenses), benefit (provision) for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts for the three months ended June 30, 2004 have been reclassified to conform to the current period’s presentation.

Kerzner International Limited
Summary Segment Data - Net Revenue
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2005	2004(4)	2005	2004(4)
Destination Resorts(1):
Atlantis, Paradise Island
Rooms	$53,399	$50,767	$109,109	$103,317
Casino	32,760	31,488	77,832	73,406
Food and beverage	36,372	37,332	74,552	72,689
Other	16,847	18,277	34,749	37,045
	139,378	137,864	296,242	286,457
Promotional allowances	(5,392)	(5,468)	(13,162)	(12,879)
	133,986	132,396	283,080	273,578
Tour operations	9,923	7,615	17,229	14,659
Harborside fees	1,099	690	2,110	1,309
	145,008	140,701	302,419	289,546
Atlantis, The Palm development fees	95	179	296	179
	145,103	140,880	302,715	289,725

Gaming:
Connecticut fees	6	-	229	-

One&Only Resorts:
One&Only Ocean Club	12,452	10,151	25,724	21,243
One&Only Palmilla	16,317	9,946	34,885	19,448
One&Only Maldives, Reethi Rah	1,935	-	1,935	-
Other resorts(2)	2,070	2,789	6,821	7,585
Tour operations	3,344	3,620	9,031	9,413
	36,118	26,506	78,396	57,689

Other (3)	1,055	934	2,680	2,019

	$182,282	$168,320	$384,020	$349,433

(1)
Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV, Inc., marketing and development fee income from our 50%-owned timeshare development at Atlantis, Paradise Island and development fee income from Atlantis, The Palm.

(2)	Includes management, marketing and development fees from the Company's One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(3)
Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees - equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying Condensed Consolidated Statements of Operations.

(4)	Certain amounts for the 2004 periods have been reclassified to conform to the current periods’ presentation.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2005	2004(4)	2005	2004(4)

Destination Resorts:
Atlantis, Paradise Island	$44,906	$45,575	$101,864	$95,342
Tour operations	2,080	2,132	3,774	3,658
Harborside	1,099	690	2,110	1,309
Other (1)	5,130	1,211	8,683	2,679
	53,215	49,608	116,431	102,988
Atlantis, The Palm	89	170	277	170
	53,304	49,778	116,708	103,158

Gaming:
Connecticut	9,694	9,045	18,595	17,767
United Kingdom	(2,118)	(691)	(2,640)	(1,018)
Other (1)	468	(256)	(484)	(403)
	8,044	8,098	15,471	16,346

One&Only Resorts:
One&Only Ocean Club	4,192	2,885	9,360	7,037
One&Only Palmilla	5,198	995	14,043	2,241
One&Only Maldives, Reethi Rah	(4,037)	-	(4,037)	-
Other resorts (2)	2,070	2,789	6,821	7,585
Tour operations	69	126	291	471
Direct expenses (2)	(2,871)	(5,470)	(6,874)	(8,270)
Other (1)	(250)	262	1,314	1,867
	4,371	1,587	20,918	10,931

Corporate and other (3)	(9,764)	(8,647)	(20,123)	(17,261)
	$55,955	$50,816	$132,974	$113,174

See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(1)
Represents the Company’s share of net income (loss) from unconsolidated affiliates (excluding share of income from remediation at Harborside and BLB equity loss and related expenses) for its investments in Harborside, Sun Resorts Limited, the One&Only Maldives at Kanuhura Island, Ocean Club Residences & Marina, BLB and Trading Cove New York.

(2)	Consists of management, marketing, development and other fees and direct expenses related to the Company’s One&Only Resorts segment for its operations located in Mauritius, Dubai and the Maldives.

(3)	Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(4)	Certain amounts for the 2004 period have been reclassified to conform to the current periods’ presentation.

Kerzner International Limited
Paradise Island Summary Segment Data Reconciliation (1)
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004

Paradise Island Revenue:
Atlantis, Paradise Island	$139,378	$137,864	$296,242	$286,457
One&Only Ocean Club	12,452	10,151	25,724	21,243
	151,830	148,015	321,966	307,700
Promotional allowances	(5,392)	(5,468)	(13,162)	(12,879)
	$146,438	$142,547	$308,804	$294,821

Paradise Island EBITDA(2):
Atlantis, Paradise Island	$44,906	$45,575	$101,864	$95,342
Tour operations	2,080	2,132	3,774	3,658
One&Only Ocean Club	4,192	2,885	9,360	7,037
	$51,178	$50,592	$114,998	$106,037

EBITDA Margin(3)	34.9%	35.5%	37.2%	36.0%

(1)
This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in earnings releases prior to 2004.

(2)	See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(3)
EBITDA margin for the three and six months ended June 30, 2005, includes the effect of a $4.8 million provison for a new claim from a supplier with respect to a period covering the last five years. Excluding this provision, the EBITDA margin for the three and six months ended June 30, 2005 would have been 38.2% and 38.8%, respectively.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
Atlantis, Paradise Island:
Occupancy	87%	89%	87%	87%
ADR (1)	$ 294	$ 273	$ 302	$ 285
RevPAR (2)	$ 256	$ 243	$ 262	$ 247

One&Only Resorts(3):
Occupancy	75%	78%	79%	80%
ADR (1)	$ 411	$ 361	$ 473	$ 409
RevPAR (2)	$ 307	$ 281	$ 374	$ 327

One&Only Ocean Club:
Occupancy	86%	81%	87%	81%
ADR (1)	$ 942	$ 782	$ 982	$ 844
RevPAR (2)	$ 811	$ 632	$ 851	$ 686

One&Only Palmilla:
Occupancy	87%	60%	87%	61%
ADR (1)	$ 604	$ 508	$ 664	$ 502
RevPAR (2)	$ 523	$ 307	$ 580	$ 307

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at our resorts may also be affected by normal recurring seasonal patterns.

(1)	ADR represents room revenue divided by the total number of room nights occupied.

(2)	RevPAR represents room revenue divided by the total room nights available.

(3)
One&Only Resorts represents the consolidated results of the seven properties that the Company markets under its One&Only brand: One&Only Ocean Club, One&Only Palmilla, One&Only Le Saint Geran, One&Only Le Touessrok, One&Only Maldives at Kanuhura Island, One&Only Maldives at Reethi Rah Island and One&Only Royal Mirage.